 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Notice of AGM

7 March 2025

Notice of Annual General Meeting

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2025 and Shareholders' Circular (the Notice).

The Company's Annual General Meeting (AGM) will be digitally-enabled and will be held on Friday 11 April 2025 at 14:30 (BST). Full details and joining instructions are set out in the Notice.

The Notice and proxy form for the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice is also available on the Company's website at www.astrazeneca.com/noticeofmeeting2025.

The Notice is being despatched to shareholders today.

The business to be conducted at the AGM is summarised below:

1.  To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2024

2.   To confirm the 2024 interim dividends

3.   To re-appoint PricewaterhouseCoopers LLP as Auditor

4.   To authorise the Directors to agree the remuneration of the Auditor

5.   To elect or re-elect Directors

6.  To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2024

7.   To authorise limited political donations

8.   To authorise the Directors to allot shares

9.   To authorise the Directors to disapply pre-emption rights

10. To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments

11. To authorise the Company to purchase its own shares

12. To reduce the notice period for general meetings

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 18:30 (BST) on 9 April 2025 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 18:30 (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 18:30 (BST) on 9 April 2025, or if this meeting is adjourned, in the register of members after 18:30 (BST) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. The Record Date applied to the Euroclear Sweden system to determine entitlement to participate and vote at the AGM is close of business on 2 April 2025. The Record Date to determine entitlement to participate and vote at the AGM for registered holders of the Company's American Depositary Receipts is close of business on 25 February 2025.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 March 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary